UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-12647
A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
c/o Oriental Bank and Trust
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926
B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORIENTAL FINANCIAL GROUP INC.
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN

Page
Reports of Independent Registered Public Accounting Firms

KPMG LLP	1

Deloitte & Touche LLP	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4

Notes to Financial Statements	5 – 9

Supplemental Schedules:

Schedule I – Schedule H, Line 4i — Schedule of Assets (Held at Year End) at December 31, 2005	10

Schedule II – Schedule H, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2005	11

Signatures	12

EX-23.1 Consent of KPMG, LLP	14

EX-23.2 Consent of Deloitte & Touche, LLP	15

EX-23.1 CONSENT OF KPMG, LLP
EX-23.2 CONSENT OF DELOITTE & TOUCHE, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Oriental Bank & Trust Retirement Committee of
Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan:
We have audited the accompanying statement of net assets available for benefits of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U. S. generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule H, Line 4i — Schedule of Assets (Held at Year End) at December 31, 2005 and Schedule H, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2005, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, is presented for the purpose of additional analysis and is not a required part of the 2005 basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
The supplemental information included in Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005 and in Schedule H, line 4j—Schedule of Reportable Transactions for the year ended December 31, 2005 that accompany the Plan’s financial statements does not disclose the historical cost of nonparticipant directed plan assets held by the Plan trustee at year end nor the historical cost of nonparticipant directed plan assets sold within the Plan year. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974
/s/ KPMG LLP
San Juan, Puerto Rico
September 13, 2006
Stamp No. 2102949 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Oriental Bank & Trust Retirement Committee of
Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan
     (formerly known as Oriental Group CODA Profit Sharing Plan):
We have audited the accompanying statement of net assets available for benefits of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
San Juan, Puerto Rico
June 17, 2005
Stamp No. 2166652
affixed to original.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
CASH AND INVESTMENTS
Cash	$16,550	$15,070
Investments–At fair value	5,813,505	8,870,252

Total cash and investments	5,830,055	8,885,322

RECEIVABLES:
Participants’ contributions	16,077	23,674
Employer’s contributions	2,814	8,726
Other	66,193	66,193

Total receivables	85,084	98,593

Total assets	5,915,139	8,983,915

LIABILITIES—Excess contribution to be recognized next year	—	16,941

NET ASSETS AVAILABLE FOR BENEFITS	$5,915,139	$8,966,974

     See accompanying notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Increases (decreases) to net assets attributed to:
Investment income:
Depreciation in fair value of investments	$(2,557,726)
Dividends	114,849
Interest	453

(2,442,424)

Contributions:
Participants	502,710
Employer	171,735

674,445

Total	(1,767,979)

DEDUCTIONS—Deductions from net assets attributable to benefits and withdrawals	(1,283,856)

NET DECREASE	(3,051,835)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	8,966,974

End of year	$5,915,139

See accompanying notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
1. DESCRIPTION OF THE PLAN
The following description of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
a.	General – The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank & Trust for the benefit of its employees and those of its affiliated companies, who are residents of Puerto Rico, have completed six-months of service and are age twenty-one or older. It contains a cash or deferred arrangement qualifying under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (“PRIRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2005, the Plan was amended and restated in its entirety due to the acquisition of Caribbean Pensions Consultants, Inc., a U.S. based affiliated company. Effective on said date, Oriental Financial Group Inc. (the “Employer”) became the sponsor of the Plan. In addition, effective January 1, 2005, the Plan is intended to be a qualified plan pursuant to Section 401(a) and (k) of the U.S. Internal Revenue Code of 1986, as amended (“US Code”). Effective October 1, 2005, the Plan appointed a new custodian.

b.	Contributions – Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by the Puerto Rico and U.S. tax laws. Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, a fund, which invests in Oriental Bank & Trust time deposits, and a fund which invests in common stock of the Employer as investment options for participants. The Employer currently contributes 80 percent of the first $1,040 of the participant’s contributions as discretionary matching contributions. The Employer’s matching contributions are invested directly in the Employer common stock. Contributions are subject to certain limitations.

c.	Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer or death while employed by the Employer.

e.	Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum distribution or a fixed period that may not exceed the participant’s life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

f.	Loans to Participants – Effective January 1, 2005, the Plan was amended to allow loans to participants. Participants may borrow up to the lesser of 50% of the present value of non-forfeited accrued benefit of the Participant under the Plan or $50,000, reduced by the difference between the participant’s highest loan balance during the previous 12 month period and current outstanding balance, if any. Loan repayments may be scheduled for up to five years (or reasonable period of time to be determined at the time the loan is made for a home purchase). The plan administrator determines a reasonable rate of interest for each loan by identifying rates charged by institutions in the business of making similar loans. The specific terms and conditions of such loans are also established by the Plan administrator. No loans to participants were outstanding as of December 31, 2005 or 2004.
g.	Forfeited Accounts – Employer contributions that are not vested upon termination of employment are forfeited and may be used to reduce future contributions to the Plan by the Employer. For the year ended December 31, 2005, forfeitures totaling $8,845 were used to off-set current year Employer contributions. Outstanding forfeitures at December 31, 2005 amounted to $8,155. No forfeitures were outstanding at December 31, 2004.

h.	Plan Termination – Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their Employer contributions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Following are the significant accounting policies followed by the Plan:
a.	Basis of Presentation – The accompanying financial statements have been prepared under the accrual method of accounting.

b.	Use of Estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

d.	Investments Valuation and Income Recognition – The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices, which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and time deposits are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

e.	Payments of Benefits – Benefits are recorded when paid.

f.	Plan Expenses – All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and cost related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2005 amounted to approximately $30,000.
3. INVESTMENTS
The following presents investments as of December 31, 2005 and 2004 that represent five percent or more of the Plan’s net assets.

	2005	2004
Nonparticipant directed investments:
Oriental Financial Group Inc. – common stock; 199,568 and 194,765 shares, respectively	$2,466,661	$5,513,784

Participant directed investments:
Fidelity Advisor Growth Opportunities Fund – Class T; 22,948 and 24,812 units, respectively	759,812	757,771
Fidelity Advisor Equity Growth Fund – Class T; 13,707 and 14,945 units, respectively	659,027	683,148
Fidelity Advisor Government Investment Fund – Class T; 39,700 and 42,722, respectively	395,415	431,065
U.S. Treasury Money Fund of America	478,097	288,759
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Oriental Financial Group Inc. – common stock	$(2,735,099)
Mutual funds	177,373

Total	$(2,557,726)

Certain plan assets are invested in shares of mutual funds as directed by participants. Oriental Bank & Trust (the “Bank”), the Trustee of the Plan, accumulates all investment income (interest and dividends) together with the appreciation/(depreciation) in fair value of the fund investments and reports the accumulation in the single unit value of each share. Since the amount of investment income is not significant, separate disclosure of investment income and appreciation in fair value of the fund investments is not presented for the mutual funds.

4. NONPARTICIPANT – DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (that are invested in Oriental Financial Group Inc. common stock) is as follows:

	2005	2004
Net assets at December 31, 2005 and 2004 – Oriental Financial Group Inc. common stock 199,568 and 194,765 shares, respectively	$2,466,661	$5,513,784

Changes in net assets for the year ended December 31, 2005:
Contributions	$292,365
Dividends	114,849
Net depreciation	(2,735,099)
Benefits paid to participants	(719,238)

Net decrease in net assets	$(3,047,123)

5. RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of Oriental Financial Group Inc. common stock. Oriental Financial Group Inc. is the Plan sponsor and therefore qualifies as a party-in-interest. At December 31, 2005 and 2004, the Plan held an investment of 199,568 and 194,765 shares of Oriental Financial Group Inc. common stock, respectively. The fair value of the common stock at December 31, 2005 and 2004 was $2,466,661 and $5,513,784, respectively.
The money market account amounted to $16,453 at December 31, 2005 ($1,092 at December 31, 2004) and consists of a time deposit at the Oriental Bank & Trust (the “Bank”), earning interest at 3.08% (0.32% at December 31, 2004). The Bank, who is also the Trustee, is a subsidiary of the Plan sponsor and therefore qualifies as a party-in-interest.
6. INCOME TAXES
The Plan is intended to be exempt from Puerto Rico and U.S. income taxes under the PRIRC and the U.S. Code. The Plan is required to operate in conformity with the PRIRC and the U.S. Code to maintain its qualification.
The Puerto Rico Treasury Department has determined and informed the Employer by a letter dated April 26, 1993, that effective January 1, 1992 the Plan and the related trust are qualified in accordance with the applicable sections of the PRIRC. The Plan was amended and restated effective January 1, 2005. The Plan is in the process of obtaining a determination letter from the Puerto Rico Treasury Department and the Internal Revenue Service. It is the Employer’s legal counsel position that, to the extent the Employer complies with the qualification procedures of the PRIRC, such amendment and restatement will not affect the Puerto Rico and U.S. tax-exempt status of the Plan.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for plan benefits reported in the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for plan benefits per financial statements	$5,915,139	$8,966,974
Benefits payable	—	3,407

Net assets available for plan benefits per Form 5500	$5,915,139	$8,970,381

The following is a reconciliation of benefits paid during the year ended December 31, 2005 as reported in the financial statements to the Form 5500:

Benefits paid per the financial statements	$1,283,856
Add benefits payable at beginning of year	3,407

Benefits paid per Form 5500	$1,287,263

Benefits payable of $3,407 as of December 31, 2004 was accrued in the statement of net assets available for benefits in excess of the amounts reported in Form 5500.
8. OTHER
Income taxes were erroneously withheld on dividends paid to participants during the years 1994 through 2003. The balance of taxes withheld totals $66,193 as of December 31, 2005 and 2004 and has been recorded as other receivables in the accompanying statements of net assets available for benefits. No interest has been reimbursed to the Plan.

SCHEDULE I
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
At December 31, 2005

(b)	(c)
Identity of issue,	Description of investment including maturity
borrower, lessor,	date, rate of interest, collateral, par, or maturity	(d)	(e)
(a) or similar party	value	Cost	Current value
NON-PARTICIPANT DIRECTED
Oriental Financial Group	Oriental Financial Group Inc. – Common Stock; 199,568 shares **	N/A	$2,466,661

PARTICIPANT DIRECTED
	Mutual Funds:
Fidelity Investments	Fidelity Advisor Growth Opportunities Fund – Class T; 22,948 units *	***	759,812
Fidelity Investments	Fidelity Advisor Equity Growth Fund – Class T; 13,707 units *	***	659,027
Fidelity Investments	Fidelity Advisor Government Investment Fund – Class T; 39,700 units *	***	395,415
Fidelity Investments	Fidelity Advisor Growth & Income Fund – Class T; 12,875 units *	***	228,539
Fidelity Investments	Fidelity Advisor Mid Cap Fund – Class T; 9,206 units *	***	223,429
Fidelity Investments	Fidelity Advisor Global Equity Fund – Class T; 6,460 units *	***	93,093
Fidelity Investments	Fidelity Advisor Equity Value Fund – Class T; 11,374 units *	***	131,254
Fidelity Investments	Fidelity Advisor Small Cap Fund – Class T; 5,471 units *	***	134,370
Fidelity Investments	Fidelity Advisor International Capital Appreciation Fund – Class T; 8,051 units *	***	133,810
Fidelity Investments	Fidelity Advisor Technology Fund – Class T; 3,108 units *	***	52,811
Fidelity Investments	Fidelity Advisor Intermediate Bond Fund – Class T; 2,917 units *	***	31,621

American U.S. Treasury Fund	U.S. Treasury Money Fund of America	***	478,097
Oriental Bank & Trust	Money Market**	***	16,453
Mid Atlantic	Money Market *	***	9,113

	Total		$5,813,505

*	Registered Investment Company
**	Party-in-interest
***	Not applicable as these are participant directed
See accompanying report of independent registered public accounting firm.

SCHEDULE II
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

	(b)						(h)
(a)	Description of asset						Current value
Identity of	(include interest rate			(e)	(f)Expense	(g)	of asset on	(i) Net
party	and maturity in case	(c) Purchase	(d) Selling	Lease	incurred with	Cost of	transaction	gain or
involved	of loan)	price	price	rental	transaction	asset	date	(loss)
SINGLE TRANSACTIONS

None

SERIES OF TRANSACTIONS

Oriental Financial Group Inc.
	Common stock, 50 purchases	$407,214	N/A	$—	$—	$407,214	$407,214	$—
	Common stock, 85 sales	N/A	$719,238	$—	$—	N/A	$719,238	N/A
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIENTAL BANK & TRUST CASH OR DEFERRED
ARRANGEMENT PROFIT SHARING PLAN
(Name of Plan)

Date: November 7, 2006	/s/ Norberto González

Norberto González
Executive Vice President and
Chief Financial Officer

/s/ José Gabriel Díaz

José Gabriel Díaz
First Senior Vice President and
Executive Trust Officer

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP
23.2	Consent of Deloitte & Touche LLP